SEALSQ Announces FY 2024 Preliminary Unaudited Key Operational and Financial Metrics

$93 Million Pipeline Over the Next Three Years Supports Long-Term Growth

Geneva, Switzerland – February 3, 2025: SEALSQ Corp ("SEALSQ" or "Company") (NASDAQ: LAES), a leader in the development and sales of semiconductors, PKI, and post-quantum technology hardware and software products, today announced full-year (FY) 2024 key operational and financial metrics(all financial data are preliminary and unaudited).

OPERATIONAL HIGHLIGHTS

Launches SEAL Quantum Roadmap: Pioneering the Future of Post-Quantum Security and Semiconductors

SEALSQ has officially embarked on its SEAL Quantum roadmap with the development of its next-generation post-quantum platform and semiconductors. In 2025, this initiative will culminate in the launch of a full SEAL Quantum-as-a-Service platform, designed to eliminate hardware barriers and accelerate the widespread adoption of quantum computing across multiple industries. By enabling companies to leverage diverse architectures and computing paradigms tailored to their specific challenges, SEALSQ empowers organizations to unlock new computational possibilities.

Our strategic partnerships with leading quantum computing companies further enhance this vision, providing customers with access to an extensive ecosystem of cutting-edge technologies. To support enterprises in this transition, we also offer specialized expertise and training to help them develop and implement quantum-ready use cases.

Looking ahead, Mr. Moreira emphasized, "2024 was a transformative year for SEALSQ, laying the foundation for long-term growth through strategic innovation and investment. While the industry-wide shift toward next-generation semiconductor technologies resulted in a temporary slowdown in revenue growth, we have positioned ourselves to capitalize on new opportunities. These include expanding revenue streams from Matter certification adoption and implementing new Cyber Trust Mark standards, enhancing trust and interoperability across IoT ecosystems."

Advancing Quantum-Resistant Security

A major milestone in 2024 was SEALSQ’s progress in quantum-resistant chip technology, a critical breakthrough in securing digital infrastructures against quantum cyber threats. Our advanced post-quantum chip is engineered to deliver unmatched security, protecting IoT networks, critical infrastructure, and financial systems from future quantum-enabled cyberattacks. This innovation solidifies SEALSQ’s leadership in quantum security while opening new market opportunities as businesses and governments prepare for the quantum era. The full-scale commercial deployment of this technology is projected to generate substantial returns starting in 2025.

Post-Quantum Security: A Cornerstone for AI

The rise of artificial intelligence (AI) has amplified the need for robust post-quantum security. AI systems increasingly process sensitive data and operate in security-critical environments, making them prime targets for quantum-powered cyber threats. Given that quantum computing could render existing encryption obsolete, AI-driven enterprises must adopt quantum-resistant solutions to safeguard their training data, decision-making models, and confidential insights from potential breaches.

SEALSQ’s quantum-resistant semiconductors provide the necessary security foundation for AI applications, ensuring trusted data exchange, intellectual property protection, and compliance with emerging cybersecurity regulations. By integrating these chips into AI infrastructure, organizations can gain a competitive edge, fostering greater adoption of secure AI solutions across industries such as healthcare, finance, and autonomous systems.

Expanding IoT and Satellite Connectivity

Further emphasizing SEALSQ’s innovation, Mr. Moreira highlighted the company’s role in satellite-IoT connectivity, stating, "The development of the WISeSat picosatellite constellation, tailored to enhance IoT connectivity in low-bandwidth and remote regions, underscores our ability to leverage semiconductor expertise for impactful solutions. This initiative, in partnership with WISeSat.Space, is set to generate new revenue streams by addressing critical IoT connectivity challenges worldwide."

SEALSQ's Strategic Pillars for Sustained Growth

1. Investing in Next-Generation Semiconductor Technology

  Developing Quasar Post-Quantum semiconductors to lead the market in cryptographic security.
  Integrating Matter PAA to enhance IoT security.
  Achieved CSA approval for Matter device attestation, solidifying SEALSQ’s industry leadership.

2. Expanding Presence in the U.S. Market

  Strengthened local sales teams for a deeper market presence.
  Secured four major sales distribution agreements, accelerating market penetration.

3. Enhancing Production and Supply Chain Efficiency

  Expanded production capacity to meet surging demand.
  Streamlined supply chain processes, ensuring efficient and timely delivery.

4. Securing New Business Opportunities

  The MS600X secure platform has enabled new ventures, particularly in remote logical access control, reinforcing market dominance.

5. Developing Trust Services

  Trust Services division continues to grow, focusing on semiconductor provisioning and managed PKI, establishing a stable source of recurring revenue.

6. Post-Quantum Cryptography Leadership

  Recognized by NIST for pioneering contributions to post-quantum cryptography.

7. International Certifications & Compliance

  Achieved ISO 27001 and ISO 9001 certifications, underscoring SEALSQ’s commitment to security and quality.

8. Sustainability and Corporate Social Responsibility

  Implemented energy-efficient manufacturing processes aligned with global sustainability goals.
  Launched initiatives to support education in emerging technologies and cybersecurity for underserved communities.

As SEALSQ continues to pioneer post-quantum security and semiconductor innovation, we remain committed to driving trust, security, and sustainability across the digital landscape.

Financial highlights

Strong Cash Position

By the end of 2024, SEALSQ had built an unprecedented cash reserve of $85 million, which subsequently rose above $90 million in early 2025. This cash reserve provides the Company with a strong financial foundation to support ongoing innovation, operational scalability, localization and deployment in USA and global expansion initiatives. Additionally, this financial strength enables the company to pursue strategic investments that align with its long-term growth objectives.

A Clean Balance Sheet

The strong performance of the SEALSQ Ordinary Shares in December 2024 and into January 2025 enabled the Company to completely clean its balance sheet of all of its convertible debt balances as well as all of the warrants that had been issued in conjunction with the convertible debt. This is particularly beneficial to the Company’s financial standing as these warrants contained anti-dilution clauses that limited the Company’s ability to attract investment. Through the process of cleaning its balance sheet, the Company also removed any commitment to arranging an additional convertible loan.

FY 2024 Revenue

SEALSQ FY 2024 unaudited revenue will be approximately $11 million reflecting the Company’s transition towards post-quantum semiconductor technologies. This represents a decline from $30 million reported in FY 2023, as customers gradually shifted from traditional microcontrollers to next-generation quantum-resistant solutions and delayed building inventory until release of the new chip. SEALSQ’s current revenue is comparable to those of its Quantum-focused peer group due to the early-stage adoption of the technology.

The revenue comparison also highlights the impact of market normalization following the semiconductor supply chain disruptions caused by the COVID-19 pandemic. The excess inventory accumulation by customers in 2023 resulted in lower 2024 order volumes as clients utilized existing stock before making new purchasing commitments.

Research and Development Costs

The Company increased its Research and Development (R&D) costs by $1.4 million year on year, demonstrating the strategic importance of the development of its next-generation cutting-edge Quantum Resistant technology. The Company spent in excess of $5 million on R&D in 2024 and expects to increase investment in this area in the year ahead and expects to generate the first revenues from the new technology in 2026. These investments included the high costs associated with certifications, which are treated as R&D expenses, emphasizing SEALSQ’s commitment to staying at the forefront of post-quantum innovation.

UPCOMING DEVELOPMENTS

OSAT Developments

SEALSQ is in advanced negotiations regarding the establishment of Open Semiconductor Assembly and Test facilities across Europe, the Middle East, Asia and America. The Company expects be able to announce the signing of a binding agreement to commence the construction of the first OSAT in the near future and anticipates that additional agreements will be signed during the course of the year. With recent events serving to further emphasize the need to increase supply chain resilience, SEALSQ’s initiative aims to empower countries to establish local semiconductor personalization centers, ensuring uninterrupted access to these critical components.

Global Market Expansion & Customer Acquisition

In 2024, SEALSQ significantly expanded its global footprint, securing over 10 strategic channel partnerships across key markets, including the USA, India, Japan, Israel, and Europe. These partnerships include leading multi-billion-dollar electronic distributors such as OKAYA in Japan and DIGIKEY for online sales, reinforcing SEALSQ’s market recognition and unlocking substantial growth opportunities.

On the hardware front, SEALSQ secured major deals for its microcontroller products with leading device manufacturers across the US, UK, India, Taiwan, and France. Notably, SEALSQ chips have been selected to protect 24 million smart metering devices from two major manufacturers in the UK over the next decade.

In software, SEALSQ’s strategic focus on Public Key Infrastructure (PKI) for the Matter smart home ecosystem continues to gain traction, with over ten new customers onboarded in 2024, including major players like D-Link and Hager.

By securing strategic clients across both government and enterprise sectors, SEALSQ strengthens its position as a trusted provider of cybersecurity-driven semiconductor solutions.

2025 Bookings & Growth Outlook

Demand for our quantum-resistant technologies continues to rise ahead of their commercial rollout in 2026.

•	Confirmed 2025 bookings currently stand at $6.4 million, marking an 80% increase compared to the same period in 2024.
•	SEALSQ’s pipeline includes $93 million in potential contracts over the next three years, reflecting a 27% growth versus 2024. This includes 40 active and engaged opportunities for the new Post-Quantum TPM products, with a goal of reaching 100 TPM leads by end of 2025, while securing at least 30 new PKI customers.

While revenue is not expected to fully return to 2023 levels within the year, SEALSQ remains on track for sustained long-term growth, driven by continued product innovation, expanded customer relationships, and increasing market demand.

Strategic Priorities for 2025

SEALSQ remains committed to advancing excellence in quantum-resilient technologies with a focus on:

•	Scaling production capacity for two new quantum-resistant chips launching in 2025.
•	Developing a new business line of post-quantum ASICs and IPs, building on advanced commercial discussions with major tech companies initiated in 2024.
•	Expanding partnerships with governments and enterprises to fortify digital ecosystems.
•	Continuing research and development in advanced cryptographic algorithms.
•	Expanding its SSL/TLS and GSMA certificate offerings to further strengthen its cybersecurity ecosystem.

Mr. Moreira concluded, "Our unwavering focus is on driving innovation, securing and nurturing valuable business opportunities, and delivering exceptional products and services to our clients. We are committed to strengthening our market position and ensuring sustainable growth."

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to implement its growth strategies; SEALSQ’s ability to generate revenue from emerging new semiconductors; SEALSQ’s ability to generate revenue from Matter certification and the new cyber trust mark standards; the successful introduction of the WISeSat picosatellite constellation; the success of SEALCOIN; the development of the Trust Services division; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com